UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN REALTY CAPITAL NEW YORK CITY, REIT, INC.
(Name of Subject Company)

AMERICAN REALTY CAPITAL NEW YORK CITY, REIT, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
02918L100
(CUSIP Number of Class of Securities)
Edward M. Weil, Jr.
Executive Chairman, Chief Executive Officer, President, and Secretary
American Realty Capital New York City REIT, Inc.
405 Park Avenue, 4th Floor
New York, New York 10022
(212) 415-6500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
with copies to:
Peter M. Fass, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 (212) 969-3000	Michael J. Choate, Esq. Proskauer Rose LLP Three First National Plaza 70 West Madison, Suite 3800 Chicago, Illinois 60602 (312) 962-3567
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION
This Solicitation/Recommendation Statement relates to a tender offer (the “Offer”) by Comrit Investments 1, Limited Partnership (the “Offeror”) to purchase up to 1,600,000 shares of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of American Realty Capital New York City REIT, Inc., a Maryland corporation (the “Company”), at a price equal to $14.68 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offeror with the Securities and Exchange Commission (the “SEC”) on January 29, 2018 (the “Offer to Purchase”).
AS DISCUSSED BELOW, THE COMPANY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS (THE “STOCKHOLDERS”) NOT TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.
Item 1.   Subject Company Information.
The Company’s name and the address and telephone number of its principal executive office is as follows:
American Realty Capital New York City REIT, Inc.
405 Park Avenue, 4th Floor
New York, New York 10022
(212) 415-6500
This Schedule 14D-9 relates to the Common Stock. As of January 31, 2018, the Company had 31,344,875 shares of Common Stock outstanding, held by approximately 13,673 stockholders of record.
Item 2.   Identity and Background of Filing Person.
The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.
This Schedule 14D-9 relates to the Offer by the Offeror pursuant to which the Offeror has offered to purchase, subject to certain terms and conditions, up to 1,600,000 shares of Common Stock at a price equal to $14.68 per share pursuant to its Offer to Purchase. Unless the Offer is extended by the Offeror, the Offer will expire at 11:59 p.m., Eastern Time, on March 6, 2018.
According to the Offeror’s Schedule TO, the business address and telephone number for the Offeror is 9 Ahad Ha’am Street, Tel Aviv, Israel 6129101, +972-3-519-9936.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and their respective executive officers, directors or affiliates.
In addition, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except as may be discussed in the Company’s prior filings with the SEC, which can be found in the sections entitled “Compensation and Other Information Concerning Officers, Directors and Certain Stockholders,” “Stock Ownership by Directors, Officers and Certain Stockholders,” and “Certain Relationships and Related Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 24, 2017.
Item 4.   The Solicitation or Recommendation.
(a) Solicitation or Recommendation.
On February 6, 2018, the Company commenced a tender offer (the “Company Offer”) for up to 1,935,484 shares of Common Stock at a price of  $15.50 per share of Common Stock. The Company is making the Company Offer in response to the Offer. Although the Company Offer is superior to the Offer, for the reasons discussed below, the Company’s board of directors (the “Board”) unanimously recommends that stockholders NOT tender their shares of Common Stock pursuant to the Company Offer or the lower Offer.

(b) Reasons for the Recommendation.
The Board has evaluated the terms of both the Offer and the Company Offer and notes that, although the Company Offer is at a higher price than the Offer, the price in both offers is significantly less than the estimated per-share net asset value of Common Stock (“Estimated Per-Share NAV”) of  $20.26 per share as of June 30, 2017 approved by the Board. The price in the Offer is 28% less than Estimated Per-Share NAV, and the price in the Company Offer is 23% less than Estimated Per-Share NAV. For a full description of the methodologies and assumptions, as well as certain qualifications, used to value the Company’s assets and liabilities in connection with the calculation of Estimated Per-Share NAV, see the Company’s Current Report on Form 8-K dated October 27, 2017 filed with the SEC. As noted therein, because shares of Common Stock are not listed on a national securities exchange and there is no established trading market for shares of Common Stock, Estimated Per-Share NAV does not represent the: (i) the price at which shares of Common Stock would trade at on a national securities exchange or a third party would pay for the Company, (ii) the amount a stockholder would obtain if he or she tried to sell his or her shares of Common Stock or (iii) the amount stockholders would receive if the Company liquidated its assets and distributed the proceeds after paying all of its expenses and liabilities. Further, the Estimated Per-Share NAV was calculated as of a specific date, and the value of shares of Common Stock will fluctuate over time as a result of, among other things, developments related to individual assets, changes in the real estate and capital markets, acquisitions or dispositions of assets, monthly distributions to stockholders and the distribution of proceeds from the sale of real estate to stockholders.
Note also that the Offer discloses the fact that Comrit will pay third parties a total of 7.5% of the purchase price of the tendered shares of Common Stock including a 5% commission on the purchase price of each share tendered paid to Independent Financial Group, a broker dealer. The Company will not pay any fees or commissions to brokers, dealers or other persons (other than to DST Systems, Inc., the Depositary, Paying Agent and Information Agent) for soliciting tenders of shares of Common Stock pursuant to the Company Offer. The Company will provide, when applicable, tax reporting, including cost basis information, for shares of Common Stock tendered in the Company Offer. The Company and its transfer agent will not be able to provide similar information for shares tendered in the Offer.
Accordingly, although the Company Offer is superior to the Offer, the Board unanimously recommends that stockholders NOT tender their shares of Common Stock pursuant to the Company Offer or the lower Offer.
The Board acknowledges that each stockholder should evaluate whether to tender his or her shares of Common Stock only after a review of the Offer and the Company Offer. In addition, because the Shares are not listed on a national securities exchange, and because of the limited liquidity provided by the Company’s share repurchase program (the “SRP”), which is only open in the event of death or disability, the Board notes that each individual stockholder should determine whether to tender based on, among other considerations, his or her liquidity needs. Further, the Company is reviewing its distribution policy, and is considering whether to reduce the current distribution rate. There can be no assurance the Company will be able to continue paying distributions at the current rate, or at all. There also can be no assurances with respect to when or if the Company will ultimately achieve a liquidity event, or as to the future value of the shares of Common Stock.
More information about the recommendation of the Board with respect to the Company Offer is included in the Company’s Tender Offer Statement on Schedule TO related to the Company Offer (the “Schedule TO”), filed concurrently with this Schedule 14D-9. Each stockholder must make his or her own decision whether to tender shares, and if so, how many shares to tender. The Schedule TO, which is incorporated herein by reference, contains important information. Stockholders are urged to evaluate carefully all information in the Offer and the Schedule TO, including the offer to purchase and other information incorporated therein by reference, and consult their own investment and tax advisors and make their own decisions whether to tender or refrain from tendering their shares of Common Stock.
(c) Intent to Tender.
The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the directors or executive officers of the Company intends to tender or sell shares of Common

Stock held of record or beneficially by such person for purchase pursuant to the Offer. Further, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates intends to tender or sell shares of Common Stock held of record or beneficially by such person or entity for purchase pursuant to the Offer.
Item 5.   Person/Assets, Retained, Employed, Compensated or Used.
Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders concerning the Offer.
Item 6.   Interest in Securities of the Subject Company.
On January 31, 2018, through the SRP or otherwise, the Company repurchased 109,313.77 shares of Common Stock for an aggregate purchase price of approximately $2,214,697 or an average purchase price of  $20.26 per share, equal to Estimated Per-Share NAV.
Between December 1, 2017 and February 1, 2018, pursuant to the Company’s distribution reinvestment plan, the Company issued 214,907 shares of Common Stock at $20.26 per share, equal to Estimated Per-Share NAV.
Item 7.   Purposes of the Transaction and Plans or Proposals.
Except as set forth in this Schedule 14D-9, the Company has not undertaken and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.
Additionally, except as set forth in this Schedule 14D-9, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.
Item 8.   Additional Information.
Company Offer
As previously stated, on February 6, 2018, the Company commenced the Company Offer for up to 1,935,484 shares of Common Stock at a price of  $15.50 per share of Common Stock. The Company is making the Company Offer in response to the Offer.
Stockholders are advised to read the Schedule TO, which is incorporated herein by reference, because it contains important information. The Schedule TO and other documents filed with the SEC are available for free on the SEC’s website at www.sec.gov.
Forward-Looking Statements
Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements reflect the hopes, intentions, beliefs, expectations, or projections of and by the Company and its management, of the future and might be considered to be forward-looking statements under federal securities laws. Stockholders are cautioned that any such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties. The Company’s actual future results may differ significantly from the matters discussed in these forward-looking statements, and the Company may not release revisions to these forward-looking statements to reflect changes after the Company has made these statements. Factors and risks that could cause actual results to differ materially from expectations are disclosed from time to time in greater detail in the Company’s filings with the SEC including, but not limited to, the Company’s Annual Report on Form 10-K filed with the SEC on March 28, 2017, its Quarterly Report on Form 10-Q filed with the SEC on November 13, 2017, and the Company’s future filings.
The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, except as may be required by applicable law. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as may be required by applicable law.
Item 9.   Exhibits.
Exhibit	Description
(a)(1)	Schedule TO filed by the Company with the SEC on February 6, 2018, incorporated by reference herein
(a)(2)	Letter to Stockholders, dated February 6, 2018*
(a)(3)	Definitive Proxy Statement on Schedule 14A, filed on April 24, 2017**

*
Filed herewith

**
The sections entitled “Compensation and Other Information Concerning Officers, Directors and Certain Stockholders,” “Stock Ownership by Directors, Officers and Certain Stockholders,” and “Certain Relationships and Related Transactions” are incorporated by reference herein.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 6, 2018
By:
/s/ Edward M. Weil, Jr.

Name: Edward M. Weil, Jr.
Title:
Executive Chairman, Chief Executive Officer, President, and Secretary